Mail Stop 3561

January 24, 2007

<u>Via U.S. Mail</u>

Gregory Lykiardopoulos
Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, California 94965

Re: Triton Distribution Systems, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 18, 2007
File No. 333-138293

Dear Mr. Lykiardopoulos,

      We have reviewed your responses to the comments in our letter dated January 4, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Audited Financial Statements from Inception through June 30, 2006</u>

1. We note that changes were made to the audited financial statements for the period ended June 30, 2006 to retroactively restate for the equivalent number of shares received in the Petra merger. In light of the fact that changes were made to the income statement, balance sheet, and statement of stockholder's equity, as well as several of the notes to the financial statements, we believe that the date on the report of the independent registered public accounting firm should be revised to reflect a date as of when the changes were made. Please revise accordingly.

<u>Other</u>

2. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement. In light of the fact that you have not yet generated any revenue or income from continuing operations, please note that you would not meet the condition in section (2)(ii) or (iii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

3. Provide a currently dated consent from the independent public accountant in any future amendments.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Gary A. Agron, Esq.
        Fax: (303)770-7257